EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Three Months Ended March 31, 2002

(Dollar Amounts in Thousands)

West
Penn
Power
Earnings:
Net income	$ 29,428
Plus: Fixed charges (see below)	13,222
Income taxes	13,041

Total Earnings	$ 55,691

Fixed Charges:
Interest on long-term debt and other interest	$ 12,190
Estimated interest
component of rentals	1,032

Total Fixed Charges	$ 13,222

Ratio of Earnings to Fixed Charges	4.21